August 2, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: F/m Funds Trust

Proxy Statement

File No. 811-22691

Ladies and Gentlemen:

This letter sets forth further responses to additional oral comments received from Ed Bartz of the Staff of the Securities and Exchange Commission (the “SEC”) on July 30, 2021, pertaining to the above referenced Proxy Statement on Schedule 14A submitted by F/m Funds Trust (the “Trust”) on July 23, 2021, with respect to Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund (collectively, the “Funds”). Where noted, changes, as applicable, have been made to the Proxy Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto. The comments are numbered according to the numbers of the comments in the original response letter filed by the Trust on July 30, 2021.

3.	Comment:

On page 10, the response to the question stating “How does the Transaction affect the fees and expenses of the Funds?” must state that fees and expense are identical since no pro forma expense tables are provided. If the fees and expenses are not identical, the Trust must add pro forma expense tables.

Response: The Q & A has been revised as follows:

“Q: How does the Transaction affect the fees and expenses of the Funds?

A: The advisory fees to be charged to the Funds under the New Advisory Agreements are identical to the advisory fees currently charged to the Funds. Moreover, OCM has agreed to maintain under the Interim Advisory Agreements the expense limits in place for the Funds under the Current Advisory Agreements until the earlier of the following to occur: (i) the effective date of the New Advisory

EDGAR Operations Branch August 2, 2021 Page 2

Agreements, assuming their approval by a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act), or (ii) the 151st calendar day following the effective date of the Interim Advisory Agreements. In addition, assuming the Funds’ shareholders approve the New Advisory Agreements and New Sub-Advisory Agreements at the Shareholder Meeting, OCM has agreed to maintain the expense limits in place for the Funds under the Current Advisory Agreements for a period of two years following the effective date of the New Advisory Agreements. Therefore, the operating expenses of the Funds, before and after the expense limits, are expected to be identical under the New Advisory Agreements and the Current Advisory Agreements.”

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc: Matthew Swendiman, Esq.

Linda Hoard, Esq.

John Chilton, Esq.